Exhibit 99.2

ASML publishes 2025 Annual Reports

VELDHOVEN, the Netherlands, February 25, 2026 – Today, ASML Holding NV (ASML) has published its 2025 Annual Reports.

The 2025 Annual Reports 'Powering technology forward with you', highlight ASML’s commitment to advancing innovation by developing technology that enables more powerful and energy-efficient microchips that have the potential to address some of humanity's toughest challenges. Our ongoing innovation relies on strong partnerships across the global semiconductor ecosystem – together we create sustainable solutions and we support the further development of AI. The 2025 Annual Reports reflect ASML's business model and strategy, corporate governance, sustainability and financial performance. Our Annual Reports include sustainability statements prepared in accordance with the European Sustainability Reporting Standards (ESRS) as adopted by the European Commission. The full reports and introductory video with CFO Roger Dassen are published on our website www.asml.com.

ASML's primary accounting standard is US GAAP; the accounting principles generally accepted in the United States. In addition to reporting in accordance with US GAAP, ASML also reports in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) for Dutch statutory purposes. The most significant recurring differences between US GAAP and IFRS-EU that affect ASML concerns the capitalization of certain product development costs, valuation of equity investments, and accounting for income taxes.

ASML will file its 2025 Annual Report under US GAAP on Form 20-F with the SEC (www.sec.gov) and under IFRS-EU with the Dutch AFM (www.afm.nl).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Jim Kavanagh +31 40 268 3938
Sarah de Crescenzo +1 925 899 8985	Pete Convertito +1 203 919 1714
Karen Lo +886 9 397 88635	Peter Cheang +886 3 659 6771

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 44,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.